EXHIBIT 99.7

NEWS RELEASE DATED JANUARY 7, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	7th January 2010

TASMAN RESUMES DRILLING AT NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, advises that drilling has resumed following the end of year break at the Company’s 100% owned Norra Karr Rare Earth Element (REE) project.  Drilling prior to the break progressed well, with approximately one third of the proposed program completed.  The project is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Norra Karr shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

The program underway comprises 2,500m of drilling to test the three-dimensional REE grade distribution throughout Norra Karr, provide data for resource calculations and suitable core sample for metallurgical testwork.  As at the end of 2009, 6 drill holes for a total of 813.2 metres had been completed.  Holes to date have been drilled at 80m spacing along one section across the intrusion to determine the lateral extent of the peralkaline nepheline syenite intrusion.  Two further drill sections at 400m spacing are planned.

All 6 holes intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 400m in width.  The local rock type “grennaite” is the dominant unit intersected, a fine grained rock consisting of alkali feldspar, nepheline, aegirine, eudialyte and catapleite.  Regular intervals of coarser grained pegmatite with eudialyte have also been located.  Drill core is now being logged, cut and shipped to an analytical laboratory for assay.  Drilling is anticipated to conclude in mid-February 2010.  Assay results from the first drill holes are expected to be available at a similar time.

The start of 2010 has again seen attention drawn to the paucity of supply alternatives for REE consumers, with China currently accounting for 95% of REE supply.  Reports that Chinese exports may be further restricted have been highlighted most recently by The Independent newspaper from the United Kingdom (http://www.independent.co.uk/news/world/asia/concern-as-china-clamps-down-on-rare-earth-exports-1855387.html), stating “Britain and other Western countries risk running out of supplies of certain highly sought-after rare metals that are vital to a host of green technologies, amid growing evidence that China, which has a monopoly on global production, is set to choke off exports of valuable compounds”.

Mr Saxon states, “Our Norra Karr drill program is progressing well, both on time and on budget, highlighting the ease of operating within Scandinavia.  This ease of operation means Norra Karr and Tasman’s broader portfolio of European REE projects have good potential to contribute to the looming REE shortfall that is now being recognised by the broader media.”

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

2

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.